BLANKINSHIP VALUE FUND

A Series of Blankinship Funds, Inc.

March 2, 2010

Ms. Deborah O’Neal Johnson

Division of Investment Management

United States Securities and Exchange Commission

100 F. St., NE

Washington, D.C.  20549

Re:

Blankinship Value Fund (a Series of Blankinship Funds, Inc.);

33 Act File No. 333-106627;

40 Act File No. 811-21387

Dear Ms. Johnson:

The attached filing is an amendment to the registration statement for Blankinship Value Fund, filed on Form N-1A pursuant to Rule 485(a) under the under the Securities Act of 1933, as amended.

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Blankinship Value Fund hereby requests that the effectiveness of the above referenced registration statement be accelerated to March 2, 2010, or as soon thereafter as practicable.

I appreciate your assistance in this matter.  For any questions or concerns you may have, I can be reached at (703) 356-6121, or by email to rex@blankinship.com.

Sincerely,

/s/ Rex Blankinship

Rex Blankinship, Ph.D., CPA

President

1210 South Huntress Court   •   McLean, VA 22102   •   703 356 6121  •   800 240 9631  •   Fax: 703 356 6121